EXHIBIT 99.1

Seabridge Gold Completes Acquisition of Snowstorm Project

TORONTO, June 07, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc (TSX:SEA) (NYSE:SA) announced today that it has completed the acquisition of a 100% interest in the Snowstorm Project from PFR Gold Holdings, LP (“PFR”) (formerly known as Paulson Gold Holdings, LP). The Snowstorm Project consists of 31 square miles of land holdings strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see attached map).

Seabridge completed the acquisition by purchasing all of the outstanding shares of the private company that owns a 100% interest in the Snowstorm Project in exchange for issuing PFR 700,000 Seabridge common shares plus 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay PFR (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. Canaccord Genuity Corp. acted as financial advisor to PFR on this transaction.

The Snowstorm property consists of 700 mining claims and 5,800 acres of fee lands carefully assembled in a private company over a 15 year period and explored over the past 10 years. Seabridge has staked an additional 260 claims totaling 5,200 acres that are contiguous to the claims purchased from PFR. The Snowstorm acquisition also includes an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the existing data supports the project’s outstanding exploration potential. Geological and geochemical evaluations of Snowstorm have documented hydrothermal alteration zones consistent with large Northern Nevada deposit types. Geophysical surveys have confirmed the structural settings which host large Northern Nevada deposit types. Limited drilling has demonstrated that some of the target areas are at a depth amenable to surface exploration and resource delineation.

Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge Joint Venture operated by Barrick Gold, Newmont Mining’s Twin Creeks and Klondex Mines’ Midas operations.

Commenting on the deal, Paulson & Co.’s President John Paulson stated: “We chose Seabridge as the best home for the Snowstorm project because they share our vision of the project’s geologic potential and their exploration team has done an outstanding job of growing the resources and reserves on their existing projects. Moreover, Seabridge’s projects, particularly KSM, provide us with significant leverage to a higher gold price.”

Seabridge Chairman and CEO Rudi Fronk said: “We are very pleased to gain Paulson & Co. as a shareholder. The Paulson team has a deep understanding of our business and the opportunities that lie ahead. We look forward to their advice and assistance as we grow the value of our Company. Seabridge has been an industry leader in finding additional gold resources over the past decade. For some time now, we have been looking for a large-scale asset in Nevada which remains one of the world’s best environments for finding large gold deposits. The Snowstorm acquisition accomplishes this objective. This project has all the earmarks of an outstanding exploration play and we appreciate the opportunity to capitalize on its exceptional potential.”

A location map accompanying this announcement is available at: http://www.globenewswire.com/NewsRoom/AttachmentNg/ebf99500-bb65-4d36-83aa-e4f4e2081353

The common shares and warrants issued to acquire the Snowstorm Project, and any shares issued upon exercise of the warrants, are subject to a hold period in Canada which expires on October 7, 2017.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the location of the projected intersection of the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone lying on the Snowstorm Project and the exploration potential of the Project, including the conclusions of the geological, geochemical and geophysical evaluations and past drilling, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net

LOCATION MAP OF SNOWSTORM PROJECT

SNOWSTORM PROPERTY
TWIN CREEKS
TURQUOISE RIDGE
MIDAS
WINNEMUCCA
LONE TREE
ELKO
BATTLE MOUNTAIN
GETCHELL TREND
CARLIN TREND